SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2003

HOLLINGER INC.

(Translation of registrant’s name into English)

10 Toronto Street
Toronto, Ontario M5C 2B7
CANADA

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

EXHIBIT LIST
SIGNATURES
Press Release dated January 6, 2003

EXHIBIT LIST

		Sequential
Exhibit	Description	Page Number

99.1	Press release regarding the retraction price on retractable common shares.	4

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2003

HOLLINGER INC.

	By:	/s/ Charles G. Cowan, Q.C.
	Name and Title:	Charles G. Cowan, Q.C. Vice-President and Secretary

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